ARBOR REALTY TRUST, INC.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553
April 18, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Roberts
Fax: (202) 772-9209
Re:  Arbor Realty Trust, Inc.
Registration Statement on Form S-3 (File No. 333-141044)
Ladies and Gentlemen:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Arbor Realty Trust, Inc. hereby requests acceleration of its Registration Statement on Form S-3, No. 333-141044, to 4:00 p.m. on Thursday, April 19, 2007, or as soon thereafter as practicable.
     We acknowledge that the disclosure in the filing is the responsibility of Arbor Realty Trust, Inc. Arbor Realty Trust, Inc. represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Arbor Realty Trust, Inc. further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Arbor Realty Trust, Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     If you have any questions on this matter, please call the undersigned at (516) 832-7422.

Very truly yours, ARBOR REALTY TRUST, INC.
By:	/s/ Paul Elenio
Paul Elenio Chief Financial Officer and Treasurer